UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated December 2, 2009
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐            Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐            No ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated December 2, 2009.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: December 2, 2009	By:	/s/“Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

NEWS RELEASE
Enbridge Increases Dividend by 15%; Announces 2010 Earnings Guidance
CALGARY, ALBERTA — December 2, 2009 — Enbridge Inc. (TSX: ENB, NYSE: ENB) today announced that its Board of Directors has declared a quarterly dividend of $0.425 per common share payable on March 1, 2010 to shareholders of record on February 15, 2010. The dividend reflects a 15% increase from the Company’s prior quarterly rate of $0.37 per share. Enbridge also announced its 2010 guidance for adjusted operating earnings of $2.50 to $2.70 per share, the midpoint of which represents approximately a 12% increase over 2009.
“The anticipated increase in Enbridge’s 2010 adjusted earnings remains in line with our longer term guidance of 10% average earnings per share growth in to the middle of the next decade,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc.
“Our results to date in 2009, and the continued solid growth we expect to deliver in 2010 and beyond are the direct result of the growth projects we’ve brought into service this year, the magnitude of projects coming into service next year, and our success in bringing those projects into service on budget and on time,” said Mr. Daniel. “Over the longer-term, we expect to sustain our growth through a strong portfolio of commercially secured growth projects in our Liquids, Natural Gas and Green Energy businesses, and through the continued development of new opportunities that fit our low risk business model.”
Mr. Daniel noted that Enbridge’s focus on strict risk/return criteria for its operations and growth projects helps ensure a high degree of predictability in the Company’s earnings.
“All of our commercially secured projects are right in the heart of Enbridge’s business model. They have attractive returns with little commodity or volume exposure and as a result, we are very confident of our EPS growth guidance. This growth in turn has enabled our Board of Directors to approve a 15% increase in our quarterly dividend while remaining in the middle of our payout range of 60 to 70% of earnings,” said Mr. Daniel.
“Enbridge’s value proposition of sustained visible growth and steady income, underscored by our commitment to a low risk, transparent business model continues to make Enbridge a superior investment opportunity.”
Conference Call
Enbridge will hold a conference call on Wednesday, December 2, 2009 at 2:30 p.m. Eastern time (12:30 p.m. Mountain time) to discuss the 2010 guidance. Analysts, members of the media and other interested parties can access the call at 857-350-1601 or toll-free at 1-866-783-2142 using the access code of 66154988. The call will be audio webcast live at www.enbridge.com/investor.
A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours. The webcast replay will be available at toll-free 1-888-286-8010 or +617-801-6888. The access code for the replay is 18285128.
The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.
About Enbridge Inc.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,700 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.

Jennifer Varey	Vern Yu
Media	Investment Community
(403) 508-6563	(403) 231-3946
Toll-free: (888) 992-0997	Email: vern.yu@enbridge.com
Email: jennifer.varey@enbridge.com
Website: www.enbridge.com

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